Mail Stop 4561
Via Fax (816) 474-1742

August 25, 2009

Marc Naughton
Executive Vice President,
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

      Re: Cerner Corporation
              Form 10-K for the Fiscal Year Ended January 3, 2009
              Filed on March 3, 2009
              Form 10-Q for the Fiscal Quarter Ended April 4, 2009
              Filed on May 8, 2009
              File No. 000-15386

Dear Mr. Naughton:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief